                        Exhibit 99.1

Gogoro Releases Third Quarter 2025 Financial Results,
A Strong Foundation Power Gogoro's Next Chapter

TAIPEI, TAIWAN, NOVEMBER 11, 2025 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its third quarter ended September 30, 2025.

▪Operating cash flow for the first nine months of 2025 rose to $25.7 million, up from $13.3 million in the same period last year, reflecting improved efficiency, cost discipline, and stronger working capital management.

▪Operating expenses savings initiatives are trending according to plan with approximately $21 million in operating expenses saved in the first nine months compared with the same period of 2024.

▪Our continued focus on operational efficiency has led to a significant decrease in inventory levels through supply chain management and procurement improvements.

Third Quarter 2025 Business Update and Outlook
▪Overall Two-Wheeler Market Contraction - Taiwan's two-wheeler market contracted to 196 thousand units, its lowest third quarter total in a decade. Likely factors impacting the market include macroeconomic headwinds and subdued consumer confidence. Gogoro still delivered strong non-IFRS profitability, with nine-month adjusted EBITDA of $47.0 million, which has already surpassed the full-year 2024 level, reflecting disciplined operations and resilient performance.
▪Product Expansion & Market Reach - We expanded our product lineup with the EZZY and EZZY 500, launched in June and September 2025, respectively. The two models broaden our addressable market, strengthen our competitive position across price segments, and are expected to contribute to sales growth and margin improvement in 2026.
▪Strengthening the Powered by Gogoro Network ("PBGN") Ecosystem - Our PBGN partners continue to expand their EV portfolios, reinforcing Gogoro’s leadership in battery-swapping technology. In August 2025, Yamaha launched its new CUXiE model, reflecting strong partner confidence in Gogoro’s ecosystem. The continued rollout of PBGN models highlights the scalability, trust, and growing network effects of the Gogoro platform across Taiwan’s electric mobility landscape.

Third Quarter 2025 Financial Summary

▪Revenue of $77.6 million, down 10.6% year-over-year and down 17.1% on a constant currency basis.

▪Battery swapping service revenue of $38.9 million, up 11.5% year-over-year and up 3.4% on a constant currency basis.
▪Sales of hardware and others revenue of $38.7 million, down 25.5% year-over-year and down 30.9% on a constant currency basis.
▪Gross margin of 12.2%, up from 5.4% in the same quarter last year primarily driven by reduced inventory write-offs and markdowns resulting from improved inventory and supply chain management. Non-IFRS gross margin of 22.2%, up 5.9% year-over-year.
▪Net loss of $14.9 million as compared to a net loss of $18.2 million in the same quarter last year.
▪Adjusted EBITDA of $20.2 million, up from $15.5 million in the same quarter last year.
“Over the past few quarters, we’ve right-sized and streamlined our operations, boosting agility and focus across our supply chain, inventory turnover and cash conversion cycle, all to drive our mission forward and deliver lasting value for the cities we serve, our customers, and our shareholders.” said Henry Chiang, CEO of Gogoro. “The benefits of our strong operational foundation are evident: stronger cash generation, improved cost control, and higher efficiency. With this foundation in place, we’re operating with greater discipline, positioning Gogoro for sustained growth and long-term value creation. In addition to this, we're planning to expand and revamp our product portfolio with new vehicles which will be launched in 2026 and also developing higher density and lower cost battery packs to improve our Gogoro Network solutions efficiency. Gogoro is accelerating product innovation and strengthening our position as the industry leader.”

“Our focus on operational discipline produced measurable results: gross margin expanded 6.8 percentage points and non-IFRS gross margin added 5.9 percentage points compared to the same quarter last year, and our non-IFRS gross margin reached a record quarterly level. ” said Bruce Aitken, CFO of Gogoro. “Inventory reduced by 34% year-over-year, and we delivered a record adjusted EBITDA since our IPO and a strong and healthy operating cash flow. These improvements reflect the success of supply chain management, material and inventory management, our integrated demand-to-delivery cycle, procurement transformation, and cost discipline. Together, these initiatives have strengthened our balance sheet, enhanced our financial flexibility, and laid a solid foundation for Gogoro's next chapter of profitable growth.”

Third Quarter 2025 Financial Overview

Operating Revenues
For the third quarter, the total revenue was $77.6 million, down 10.6% year-over-year and down 17.1% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been down by an additional $5.7 million.

▪Battery swapping service revenue for the third quarter was $38.9 million, up 11.5% year-over-year, and up 3.4% year-over-year on a constant currency basis1. Total subscribers at the end of the third quarter was 657,000, up 5% from 625,000 subscribers at the end of the same quarter last year. The year-over-year increase in battery swapping service revenue was primarily due to our larger subscriber base compared to the same quarter last year and the high retention rate of our

                        Exhibit 99.1
subscribers. We continue to see the strength of our subscription-based business model which enables us to accumulate more customers to maximize our battery swapping network efficiency.

▪Sales of hardware and other revenue for the third quarter was $38.7 million, down 25.5% year-over-year, and down 30.9% year-over-year on a constant currency basis1. The year-over-year decrease in sales of hardware and other revenues was driven by a 43.7% decline in vehicle sales volume on a year-over-year basis which was primarily impacted by broader macroeconomic headwinds in Taiwan, including a slowdown in consumer spending, a 9.1% drop in motorcycle retail sales (including both gasoline and electric motorcycles), the lowest third quarter sales in the past ten years, and a decline in consumer confidence to its lowest level since April 2024. We believe the two-wheeler market is unlikely to rebound in the near term. The two-wheeler market contraction is expected to persist, and consumers will likely delay their conversion timing until there is greater visibility into broader economic recovery.

Gross Margin
For the third quarter, gross margin was 12.2%, up from 5.4% in the same quarter last year while non-IFRS gross margin1 was 22.2%, up from 16.3% in the same quarter last year. The increase in gross margin was primarily driven by a combination of factors indicating improved efficiency, quality, and overall performance: (i) in 2024 we initiated a voluntary customer care program which resulted in a one-time $1.7 million cost, (ii) a $1.5 million decrease in costs at overseas entities, primarily reflecting the benefits realized from the organizational restructuring implemented in the fourth quarter of 2024, (iii) a $1.4 million reduction in inventory write-downs resulting from more effective inventory management and optimization, and (iv) lower depreciation across our installed base of battery packs due to increased network efficiency, the extended battery lifespan from upgrades, and other operational improvements. The increase was partially offset by higher excess capacity costs due to reduced sales volume.

In the past few quarters, we have been undertaking a program to carry out one-time, voluntary upgrades on certain battery packs which are expected to continue through the fourth quarter of this year. These upgrades provide multiple benefits — more efficient deployment of our resources than replacing battery packs, increasing lifetime capacity of each battery pack (including extending its second mobility use-case useful life) and solidifying the extra lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to create economic benefits in the long run but will lead to a short-term reduction in our gross margin as we continue carrying out these upgrades. We expect our cash position, gross profit and gross margin will continue to be impacted by the costs of these upgrades for the remainder of 2025. In order to improve our overall customer experience and to extend battery life, we are continuing upgrading our battery packs, which are already in circulation, and we will improve designs of our battery packs to make them even more rugged, safer and long-lasting.

Net Loss
For the third quarter, net loss was $14.9 million, representing a decrease of $3.3 million from a net loss of $18.2 million in the same quarter last year. The decrease in net loss was primarily due to a $4.8 million increase in gross profit, and a $6.2 million reduction in operating expenses. The decrease in operating
1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures.

expenses was mainly due to (i) lower variable marketing and promotional expenses resulting from reduced sales volume, (ii) savings in research and development expenses by focusing the vehicle business on a streamlined product portfolio, which allowed for the reduction of certain development programs, (iii) lower payroll driven by organizational efficiency, and (iv) a $2.3 million reduction in share-based compensation. The decrease in net loss was partially offset by an unfavorable change of $8.1 million in the fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants, which is mainly due to the Gogoro stock price declining to a lesser extent when compared to the same quarter last year, and a $1.1 million increase in net interest expense.

Adjusted EBITDA
For the third quarter, adjusted EBITDA1 was $20.2 million, representing an increase of $4.7 million from $15.5 million in the same quarter last year. The increase was primarily due to a $3.1 million increase in non-IFRS gross profit, a $0.2 million reduction in operating expenses (excluding share-based compensation, and depreciation and amortization) resulting from various cost-saving initiatives, a $0.4 million increase in other non-operating income, and $0.9 million decrease in share of loss of investments accounted for using equity method.

Liquidity

For the nine months ended September 30, 2025, we recorded operating cash inflows of $25.7 million, compared with $13.3 million in the same period of 2024, primarily due to cost reductions from organizational restructuring, improved expense efficiency, and favorable changes in operating assets and liabilities. During the second quarter this year, we drew down NT$2.0 billion (approximately $68.3 million) in new long-term borrowings to enhance liquidity and strengthen our financial structure in preparation for potential market uncertainties. With a cash balance of $119.5 million at the end of the third quarter of 2025, and the additional credit facilities that are available to us, we believe we have sufficient sources of funding to meet our near-term business growth objectives.

Updated 2025 Guidance

As recent signals indicate a more challenging environment than previously anticipated, and with the expectation that the Taiwan two-wheeler market in 2025 will underperform versus 2024, we adjusted our guidance for full year revenue and are expecting to generate between $270 million to $285 million in 2025. We estimate that approximately 95% of such full-year revenue will be generated from the Taiwan market.

Conference Call Information

Gogoro’s management team will hold an earnings webcast on November 11, 2025, at 7:00 a.m. Eastern Time to discuss the Company’s third quarter 2025 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

                        Exhibit 99.1

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized by Fortune as a “Change the World 2024” company; Fast Company as “Asia-Pacific’s Most Innovative Company of 2024”; Frost & Sullivan as the “2024 Global Company of the Year for battery swapping for electric two-wheel vehicles”; and, MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2024, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery charging and availability. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "Updated 2025 Guidance," such as estimates regarding Taiwan two-wheeler market and Gogoro's revenue and gross margin; statements in the section entitled, "Third Quarter 2025 Business Update and Outlook," such as Gogoro's product development plan; statements by Gogoro's chief executive officer and chief financial officer, such as Gogoro's future business plan and growth strategies, Gogoro's outlook for the full year of 2025 and future profitability; and Gogoro's battery pack upgrade initiatives (and its expected costs and benefits).

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products, control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to probable defects of Gogoro’s products and services and product recalls, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, India market, Philippines market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to adjust the accounting treatment associated with its joint ventures. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2024, which was filed on March 31, 2025 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Condensed Consolidated Financial Statements

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the International Financial Reporting Standards (collectively, “IFRS”) issued by the International Accounting Standards Board and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements reflect all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented, including the accounts of the Company and entities controlled by Gogoro Inc. The audited consolidated financial statements may differ materially from the unaudited condensed consolidated financial statements. Our audited financial statements for the full year ending December 31, 2025 will be included in the Company's Annual Report on Form 20-F for the year ending December 31, 2025. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2025, which provides a more complete discussion of the Company’s accounting policies and certain other information. The condensed consolidated financial statements may include selected updates, notes and disclosures if there are significant changes since the date of the most recent annual report on Form 20-F which included the audited financial statements of the Company.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, non-IFRS net loss, EBITDA and adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the current period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation, battery upgrade initiatives and battery swapping service rebate.

                        Exhibit 99.1
Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees and stock options granted to certain directors, executives, employees and others providing similar services. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful to investors to understand the specific impact of share-based compensation on our operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, battery swapping service rebate, and impairment charges. These amounts do not reflect the impact of any related tax effects.

Battery Upgrade Initiatives. As we perform certain voluntary upgrades to our battery packs, this charge represents the (i) derecognition expense on components removed from the battery pack, which we do not expect to generate any future benefits from its disposal and (ii) battery pack retrieval and other directly attributable costs incurred during the battery upgrades. We will only upgrade battery packs in instances where the value created exceeds the cost of the upgrade. The program will improve batteries' capacity and extend the remaining useful life of certain battery packs. The derecognition expense and the retrieval and other costs are recorded under Cost of Revenues in the Condensed Consolidated Statements of Comprehensive Loss. We exclude such expenditures for purposes of calculating certain non-IFRS measures because these charges do not reflect how management evaluates our operating performance. The adjustments facilitate a useful evaluation of our operating performance and comparisons to past operating results and provide investors with additional means to evaluate our profitability trends. We expect the derecognition expense and retrieval and other costs to recur in future periods as incurred during the implementation phase of the battery upgrade program.

Battery Swapping Service Rebate. We voluntarily offered one-time subscription fee discounts to certain subscribers of Gogoro Network who experienced unusual and infrequent service inconveniences associated with a minor voluntary vehicle recall and battery upgrade, and such battery swapping service rebates are recorded as contra-revenue. We have excluded the impacts of such rebates from our non-IFRS metrics to allow investors to better understand the underlying operation results of the business and to facilitate comparison of current financial results with historical financial results and our peer group companies' financial results.

Customer Care Package. Gogoro voluntarily initiated a one-time customer benefit package to enrich certain customers’ user experiences which includes specific vehicle extended warranty programs,

software upgrades and certain hardware upgrades. We classified the relevant costs to other operating expenses as it does not relate to existing contracts with the customers, and these beneficial customers do not need to exchange consideration for this package. The package was intended to enhance satisfaction of existing customers rather than boosting future sales.

Impairment charges. Non-cash impairment charges, primarily associated with adjustments to the carrying values of certain machinery equipment which is currently underutilized. The process of evaluating the potential impairment of long-lived assets under the accounting guidance on property, plant and equipment is subjective and requires judgment. We exclude impairment charges for purposes of calculating certain non-IFRS measures because the charges do not reflect our core operating performance. These adjustments facilitate a useful evaluation of our core operating performance and comparisons to past operating results and provide investors with additional means to evaluate expense trends.

These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants associated with the merger of Poema, battery upgrade initiative, battery swapping service rebate, and impairment charges. The Company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
press@gogoro.com	ir@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands of U.S. dollars)

	September 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$119,487	$117,148
Trade receivables	20,394	16,977
Inventories [2]	38,137	44,972
Other assets, current	20,824	23,727
Total current assets	198,842	202,824

Property, plant and equipment [2]	449,807	438,255
Right-of-use assets	29,134	35,303
Investments accounted for using equity method	16,809	16,117
Other assets, non-current	7,424	7,928
Total assets	$702,016	$700,427

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$100,123	$103,018
Financial liabilities at fair value through profit or loss	811	2,654
Notes and trade payables	20,502	29,351
Contract liabilities, current	13,382	11,869
Lease liabilities, current	14,964	9,446
Financial liabilities at amortized cost, current [3]	10,000	24,586
Provisions, current	4,666	4,240
Other liabilities, current	45,142	40,465
Total current liabilities	209,590	225,629

Borrowings, non-current [4]	316,799	253,750
Lease liabilities, non-current	15,197	26,966
Financial liabilities at amortized cost, non-current [3]	15,000	—
Provisions, non-current	1,277	1,419
Other liabilities, non-current	11,886	16,123
Total liabilities	569,749	523,887

Total equity	132,267	176,540
Total liabilities and equity	$702,016	$700,427

	September 30,	December 31,
	2025	2024
Inventories:
Raw materials	$23,520	$23,337
Semi-finished goods	3,133	2,667
Merchandise	11,484	18,968
Total inventories	$38,137	$44,972
2 On September 30, 2025 and December 31, 2024, the Company classified $18.5 million and $27.7 million, respectively of undeployed battery packs and related battery cells in property, plant and equipment based on the Company's deployment plan for the next 12 months.
3 As of September 30, 2025, the $15.0 million put options previously classified under current financial liabilities at amortized cost was reclassified to non-current financial liabilities, as the Company has met contractual requirements that resulted in a right to defer settlement beyond 12 months from the reporting date.
4 During the second quarter ended June 30, 2025, the Company drew down NT$2.0 billion (approximately US$68.3 million) under a loan facility. The balance of non-current borrowings at the end of third quarter ended September 30, 2025 reflected repayments of other bank loans.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)
(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Operating revenues	$77,647	$86,856	$207,081	$237,511
Cost of revenues	68,155	82,177	194,261	224,187
Gross profit	9,492	4,679	12,820	13,324
Operating expenses:
Sales and marketing	8,901	10,002	24,388	32,270
General and administrative	6,787	8,674	20,767	26,616
Research and development	6,312	7,271	18,697	25,096
Other operating expense	981	3,250	3,035	3,758
Total operating expenses	22,981	29,197	66,887	87,740
Loss from operations	(13,489)	(24,518)	(54,067)	(74,416)
Non-operating income and expenses:
Interest expense, net	(3,568)	(2,512)	(9,635)	(7,756)
Other income, net	2,299	1,857	3,722	5,586
Change in fair value of financial liabilities	8	8,065	1,843	27,615
Share of loss of investments accounted for using equity method	(192)	(1,136)	(1,894)	(2,455)
Total non-operating (expense) income	(1,453)	6,274	(5,964)	22,990
Net loss	(14,942)	(18,244)	(60,031)	(51,426)
Other comprehensive income (loss):
Exchange differences on translation	(5,187)	4,159	11,785	(6,867)
Total comprehensive loss	$(20,129)	$(14,085)	$(48,246)	$(58,293)

Basic and diluted net loss per share[5]	$(1.01)	$(1.27)	$(4.07)	$(4.00)
Shares used in computing basic and diluted net loss per share [5]	14,759	14,362	14,748	12,869

	Three Months Ended September 30,		Nine Months Ended September 30,
Operating revenues:	2025	2024	2025	2024
Sales of hardware and others	$38,735	$51,970	$96,073	$135,510
Battery swapping service	38,912	34,886	111,008	102,001
Total	$77,647	$86,856	$207,081	$237,511

	Three Months Ended September 30,		Nine Months Ended September 30,
Share-based compensation:	2025	2024	2025	2024
Cost of revenues	$67	$486	$227	$1,088
Sales and marketing	56	(430)	335	524
General and administrative	281	2,536	1,096	6,345
Research and development	155	765	670	2,819
Total	$559	$3,357	$2,328	$10,776
5 On October 6, 2025, the Company effected a 1-for-20 share consolidation (reverse stock split) of its ordinary shares. As the reverse stock split occurred after period end but before the earning release, the shares used in computing basic and diluted net loss per share for the three months and nine months ended September 30, 2025 and 2024 have been retrospectively adjusted in accordance with IAS 33 Earnings per Share.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2025	2024
Operating activities
Net loss	$(60,031)	$(51,426)
Adjustments for:
Depreciation and amortization	68,528	73,864
(Reversal) recognition of inventory write-down	(2,246)	2,423
Impairment losses associated with facilities and receivables	2,025	554
Share of loss of investments accounted for using equity method	1,894	2,455
Change in fair value of financial liabilities	(1,843)	(27,615)
Interest expense, net	9,635	7,756
Share-based compensation	2,328	10,776
Loss on disposal of property and equipment and right-of-use assets, net [6]	12,816	7,327
Recognition of provisions	1,033	3,164
Changes in operating assets and liabilities:
Trade receivables	(4,052)	(1,109)
Inventories	12,333	(7,023)
Other current assets [6]	92	13
Notes and trade payables	(8,849)	(709)
Contract liabilities	(27)	6,998
Other liabilities	2,484	(3,270)
Provisions	(1,647)	(3,036)
Cash generated from operations	34,473	21,142
Interest expense paid, net	(8,811)	(7,880)
Net cash generated from operating activities	25,662	13,262
Investing activities
Payments for property, plant and equipment, net	(51,461)	(63,926)
Decrease (increase) in refundable deposits	38	(485)
Payments of intangible assets, net	(109)	(62)
Payments for acquisition of investment accounted for using equity method [7]	(1,000)	—
Decrease (increase) in other financial assets	2,644	(56,051)
Net cash used in investing activities	(49,888)	(120,524)
Financing activities
Proceeds from borrowings	78,425	33,826
Repayments of borrowings	(44,525)	(39,159)
Proceeds from issuance of shares	—	75,000
Guarantee deposits received (refund)	47	(172)
Repayment of the principal portion of lease liabilities	(9,786)	(9,568)
Net cash generated from financing activities	24,161	59,927
Effect of exchange rate changes on cash and cash equivalents	2,404	(7,396)
Net increase (decrease) in cash and cash equivalents	2,339	(54,731)
Cash and cash equivalents at the beginning of the period	117,148	173,885
Cash and cash equivalents at the end of the period	$119,487	$119,154
6 The Company identified that an amount of $6.7 million, related to the disposal of PCBA board resulting from battery upgrade initiatives which was previously classified as changes in other current assets, but has been reclassified to loss on disposal of property and equipment all within operating activities, in the comparative period for the nine months ended September 30, 2024. This reclassification had no impact on the net cash generated from operating activities, net change in cash and cash equivalents or on the Company’s condensed consolidated statements of balance sheets, comprehensive income, or equity.
7 In September 2025, the Company contributed $1.0 million to a newly formed joint venture in Vietnam pursuant to the joint venture agreement with Castrol BP, to develop and operate electric two-wheeler distribution and battery-swapping services. The investment is accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Changes in Equity
(unaudited)
(in thousands of U.S. dollars)

	Ordinary Shares [8]	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
Balance as of December 31, 2024	$29	$734,460	$(548,732)	$(9,217)	$176,540
Net loss for the nine months ended September 30, 2025	—	—	(60,031)	—	(60,031)
Other comprehensive loss	—	—	—	11,785	11,785
Changes in percentage of ownership interest in investments accounted for using equity method	—	1,645	—	—	1,645
Shared-based compensation	—	2,328	—	—	2,328
Balance as of September 30, 2025	$29	$738,433	$(608,763)	$2,568	$132,267

8 On October 6, 2025, the Company effected a 1-for-20 share consolidation (reverse stock split) of its ordinary shares to increase the per-share trading price and regain compliance with Nasdaq Capital Market minimum bid price requirements. As of October 6, 2025, total post reverse split outstanding shares were 14,773,463.

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended September 30,
	2025			2024	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$38,735	$(2,844)	$35,891	$51,970	(25.5)%	(30.9)%
Battery swapping service	38,912	(2,838)	36,074	34,886	11.5%	3.4%
Total	$77,647	$(5,682)	$71,965	$86,856	(10.6)%	(17.1)%

	Nine Months Ended September 30,
	2025			2024	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$96,073	$(2,765)	$93,308	$135,510	(29.1)%	(31.1)%
Battery swapping service	111,008	(3,096)	107,912	102,001	8.8%	5.8%
Total	$207,081	$(5,861)	$201,220	$237,511	(12.8)%	(15.3)%

	Three Months Ended September 30,				Nine Months Ended September 30,
	2025		2024		2025		2024
Gross profit and gross margin	$9,492	12.2%	$4,679	5.4%	$12,820	6.2%	$13,324	5.6%
Share-based compensation	67		486		227		1,088
Customer care package [9]	—		1,685		—		1,685
Battery upgrade initiatives [10]	7,688		7,341		26,975		17,901
Battery swapping service rebate	—		—		—		1,661
Non-IFRS gross profit and gross margin	$17,247	22.2%	$14,191	16.3%	$40,022	19.3%	$35,659	15.0%

	Three Months Ended September 30,				Nine Months Ended September 30,
	2025		2024		2025		2024
Net loss	$(14,942)		$(18,244)		$(60,031)		$(51,426)
Share-based compensation	559		3,357		2,328		10,776
Change in fair value of financial liabilities	(8)		(8,065)		(1,843)		(27,615)
Customer care package [9]	—		4,782		—		4,782
Battery upgrade initiatives [10]	7,688		7,341		26,975		17,901
Battery swapping service rebate	—		—		—		1,661
Impairment charges	—		—		1,406		—
Non-IFRS net loss	$(6,703)		$(10,829)		$(31,165)		$(43,921)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2025		2024		2025		2024
Net loss	$(14,942)		$(18,244)		$(60,031)		$(51,426)
Interest expense, net	3,568		2,512		9,635		7,756
Depreciation and amortization	23,335		23,814		68,528		73,864
EBITDA	11,961		8,082		18,132		30,194
Share-based compensation	559		3,357		2,328		10,776
Change in fair value of financial liabilities	(8)		(8,065)		(1,843)		(27,615)
Customer care package [9]	—		4,782		—		4,782
Battery upgrade initiatives [10]	7,688		7,341		26,975		17,901
Battery swapping service rebate	—		—		—		1,661
Impairment charges	—		—		1,406		—
Adjusted EBITDA	$20,200		$15,497		$46,998		$37,699
9 The three months and nine months ended September 30, 2024 customer care package amount includes certain motor upgrade costs which previously were not reported in our unaudited Reconciliations of IFRS Financial Metrics to Non-IFRS tables in the three and nine months of 2024.
10 For the three and nine months periods ended September 30, 2024, the battery upgrade initiative amounts have been adjusted to include retrieval and other directly attributable costs, and to exclude timing differences related to unit recognition, as compared with the previously reported unaudited reconciliations of IFRS to Non-IFRS financial metrics for the corresponding periods.